Exhibit 11.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

For the Three and Six Months Ended June 30, 2003 and 2002

(Dollars in Thousands, Except Per Share Data)

	Three Months Ended
	June 30

	2003	2002

Earnings from continuing operations	$39,800	$42,827
(Loss) earnings on discontinued operations	(150)	10,535

Net earnings	$39,650	$53,362

Weighted average number of common shares outstanding:
Basic	48,905,591	48,700,333
Effect of dilutive securities	205,455	151,474

Diluted	49,111,046	48,851,807

Net earnings per common share:
Basic from continuing operations	$0.81	$0.88
Discontinued operations	—	0.22

	$0.81	$1.10

Diluted from continuing operations	$0.81	$0.88
Discontinued operations	—	0.21

	$0.81	$1.09

	Six Months Ended
	June 30

	2003	2002

		(Restated)
Earnings from continuing operations before the cumulative effect of change in accounting principle	$26,883	$35,254
(Loss) earnings on discontinued operations	(1,251)	7,559
Cumulative effect of change in accounting for asset retirement obligations	(6,874)	—
Cumulative effect of change in accounting for intangible assets	—	(11,510)

Net earnings	$18,758	$31,303

Weighted average number of common shares outstanding:
Basic	48,898,334	48,627,885
Effect of dilutive securities	186,597	157,267

Diluted	49,084,931	48,785,152

Net earnings per common share:
Basic from continuing operations before cumulative effect of change in accounting principle	$0.55	$0.72
Discontinued operations	(0.03)	0.16
Cumulative effect of change in accounting principle	(0.14)	(0.23)

	$0.38	$0.65

Diluted from continuing operations before cumulative effect of change in accounting principle	$0.55	$0.72
Discontinued operations	(0.03)	0.16
Cumulative effect of change in accounting principle	(0.14)	(0.23)

	$0.38	$0.65